

**FOR IMMEDIATE RELEASE**

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
NYSE: CU
Santiago Stock Exchange: CCU
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

## CCU REPORTS CONSOLIDATED FIRST QUARTER 2008 RESULTS

**FIRST QUARTER**

**Revenues Up 6.2%, Operating Income Increased 8.6%, EBITDA[1] Up 7.6%,**

**Net Income Increased 18.8% to US$1.17 per ADR**

**(Santiago, Chile, April 29, 2008)** -- CCU announced today its consolidated financial results, stated in Chilean GAAP for the first quarter 2008. All US$ figures are based on the exchange rate effective March 31, 2008 (US$1.00 = Ch$437.71).

## COMMENTS FROM THE CEO

We are very pleased with the results obtained during the first quarter of 2008. Consolidated volumes increased 10.7%, resulting in an expansion in revenues of 6.2% in real terms and 14.8% in nominal terms. A particularly difficult challenge we faced during this quarter was the unusually high inflation rate accumulated during the last twelve months in Chile, which reached 8.1%. According to Chilean GAAP, comparative figures must be adjusted for inflation. Nonetheless, we were able to grow our operating income, EBITDA and net income 8.6%, 7.6% and 18.8%, respectively, in real terms. The good performance of almost all of our business segments is a consequence of focusing on

---

(1) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 and 2.



brand equity creation, which translated into volume increases, and a controlled cost structure.

We have been confronted with considerable cost pressure during the quarter, especially in raw materials in the beer businesses, mainly malt and rice, as well as higher energy costs.

The Chilean beer business had a good performance during the first three months of the year. Sales volumes grew by 8.0% and operating income increased 5.4%. The premium segment continued with its excellent performance, increasing its volumes by more than 20%.

The Argentine beer business results in Chilean pesos are lower due to inflation and exchange rate variations. Nevertheless, in US dollar terms, the results of the first three months of the year were positive, with revenues increasing by 38.9% and operating income by 24.4%. During this period, Heineken and Budweiser continued with their good performance, being the brands with the highest growth.

The soft drinks, nectars and mineral water segment (non-alcoholic beverages segment) had an excellent performance, increasing its revenues by 11.7% and its operating income by 34.1%, mainly as a consequence of higher volumes, which grew on average by 13.9%. All categories increased their volumes: soft drinks grew by 16.4%, mineral water, 9.4% and nectars, 8.3%.

The spirits category also evolved very positively during the quarter, improving its operating results by 77.8%, mainly as a consequence of Compañía Pisquera de Chile's (CPCh) focus on premium pisco products and cocktails, in addition to the positive performance of Sierra Morena rum, launched in May 2007.

On the other hand, the wine business was affected by lower export volumes and by the appreciation of the Chilean peso versus the US dollar of 14.2% or Ch$76.70 in relation to the average US dollar of the first quarter last year. As a consequence, revenues decreased 15.3% and operating results declined Ch$854 million (US$2.0 million). Viña San Pedro S.A. (VSP) will continue focusing on distribution, brand equity creation, winemaking and innovation in order to cope with the challenging business environment.

Finally, on April 2nd, the acquisition of the Argentine brewery Inversora Cervecera S.A. (ICSA) was completed, following the approval of the regulatory authorities. ICSA owns a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 millions hectoliters per year, and the Palermo, Bieckert and Imperial beer brands, which together represent approximately 5.8% of the Argentine beer market.



## CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

### *REVENUES*

***Q1'08***   Total revenues increased 6.2% to Ch$183,476 million (US$419.2 million), as a result of 10.7% higher consolidated volumes, partially offset by 4.1% lower average prices when adjusted by inflation. Consolidated volumes growth is explained by an increase of 13.9% in the soft drink segment, 8.0% in beer Chile, 13.8% in beer Argentina, 5.5% in the domestic wine business and 9.1% in the spirits segment, partially offset by lower volumes in the Chilean export wine business and in the Argentine wine segment. The decrease in average prices in real terms is mainly explained by lower prices in all segments with the exception of spirits.



Revenues by segment

| | Q1 (US$ million) | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2007 | | **2008** | | % Chg. |
| Beer - Chile | 168.9 | 42.8% | **182.0** | **43.4%** | 7.8% |
| Beer - Argentina | 48.6 | 12.3% | **50.7** | **12.1%** | 4.3% |
| Soft Drinks & Mineral Water | 111.4 | 28.2% | **124.4** | **29.7%** | 11.7% |
| Wine | 43.1 | 10.9% | **36.5** | **8.7%** | -15.3% |
| Spirits | 16.6 | 4.2% | **18.1** | **4.3%** | 9.1% |
| Others | 6.1 | 1.6% | **7.5** | **1.8%** | 22.0% |
| TOTAL | 394.7 | 100.0% | **419.2** | **100.0%** | 6.2% |



*GROSS PROFIT*

**Q1'08**    Increased 6.2% to Ch$102,696 million (US$234.6 million) as a result of 6.2% higher revenues, partially offset by a 6.2% higher ***cost of goods sold***, which amounted to Ch$80,781 million (US$184.6 million). Cost of goods sold increased in the beer Chile, soft drinks, mineral water and nectars businesses, as well as in beer Argentina, mainly due to higher sales volumes, higher direct costs of malt and rice in the beer businesses and energy costs affecting all businesses. In Q1'08, the gross profit margin, as a percentage of sales, remained flat at 56.0%.

*OPERATING RESULT*

**Q1'08**    Amounted to Ch$40,918 million (US$93.5 million), 8.6% higher than Q1'07, due to higher gross profit, partially offset by higher selling, general & administrative (SG&A) expenses. **SG&A** expenses reached Ch$61,778 million (US$141.1 million) in Q1'08, 4.6% higher than in Q1'07, mainly due to higher personnel and transportation expenses. SG&A expenses, as a percentage of sales, decreased 0.5 percentage points from 34.2% in Q1'07 to 33.7% in Q1'08, mainly due to lower investment in marketing. The consolidated operating margin for the period increased 0.5 percentage points from 21.8% to 22.3%.



(*) Does not include wine that had a negative operating result.



## Operating Income and Operating Margin by Segment

| | Q1 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Operating Income (US$ million) | | | Operating Margin | |
| | 2007 | **2008** | **%Chg** | 2007 | **2008** |
| Beer - Chile | 59.8 | **63.1** | **5.4%** | 35.4% | **34.6%** |
| Beer - Argentina | 6.9 | **6.5** | **-5.5%** | 14.2% | **12.9%** |
| Soft Drinks & Mineral Water | 15.8 | **21.2** | **34.1%** | 14.2% | **17.0%** |
| Wine | 0.9 | **-1.0** | **NM** | 2.2% | **-2.8%** |
| Spirits | 1.0 | **1.8** | **77.8%** | 6.0% | **9.7%** |
| Others | 1.6 | **2.0** | **21.5%** | 26.5% | **26.4%** |
| **TOTAL** | 86.1 | **93.5** | **8.6%** | 21.8% | **22.3%** |

### *EBITDA*

***Q1'08***     Increased 7.6% to Ch$52,746 million (US$120.5 million) compared to Q1'07, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 0.4 percentage points higher than in Q1'07, reaching 28.7% in Q1'08.





### EBITDA by segment

| | Q1 | | | | |
|---|---|---|---|---|---|
| | EBITDA (US$ million) | | | EBITDA margin | |
| | 2007 | **2008** | **% Chg** | 2007 | **2008** |
| Beer - Chile | 71.1 | **75.8** | **6.7%** | 42.1% | **41.7%** |
| Beer - Argentina | 10.6 | **9.5** | **-10.9%** | 21.9% | **18.7%** |
| Soft Drinks & Mineral Water | 21.5 | **27.2** | **26.4%** | 19.3% | **21.9%** |
| Wine | 4.3 | **1.9** | **-56.0%** | 10.0% | **5.2%** |
| Spirits | 1.9 | **2.9** | **53.1%** | 11.5% | **16.1%** |
| Others | 2.5 | **3.1** | **23.5%** | 41.4% | **41.9%** |
| **TOTAL** | 112.0 | **120.5** | **7.6%** | 28.4% | **28.7%** |

## *NON-OPERATING RESULTS*

***Q1'08***    Decreased Ch$299 million (US$0.7 million) compared to the same quarter last year, from a loss of Ch$3,001 million (US$6.9 million) to a loss of Ch$3,300 million (US$7.5 million).

The decrease in non-operating results is mainly explained by:

- ***Foreign currency exchange results***, which decreased from a gain of Ch$87 million (US$0.2 million) to a loss of Ch$1,392 million (US$3.2 million), mainly due to the effect of the US dollar depreciation on CCU's asset and liability composition in foreign currencies. The objective of CCU's hedging policies with respect to foreign currencies is to minimize or eliminate any effects fluctuations could have on the Company's net results. In this sense, foreign currency exchange results are compensated for at the differed tax level.

- ***Net financial expenses***, which increased Ch$238 million (US$0.5 million) in Q1'08, mainly due to the higher level of financial debt.

These negative effects were partially offset by:

- ***Other non-operating income/expenses,*** which improved from a loss of Ch$1,077 million (US$2.5 million) in Q1'07 to a gain of Ch$200 million (US$0.5 million) this quarter, mainly due to lower non-recurring severance payments and provisions for fixed asset obsolescence.

## *NET INCOME*

***Q1'08***    Increased 18.8% in relation to Q1'07, reaching Ch$32,695 million (US$74.7 million), mainly due to higher operating income and lower income taxes, partially offset by lower non-operating results and lower minority interest. Lower income taxes are



mainly explained by lower taxable income during the quarter, mainly due to the foreign currency hedges previously mentioned.

## SEGMENT HIGHLIGHTS (Exhibit 2)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q1'08.)

### *BEER CHILE*

**Revenues** increased 7.8% to Ch$79,676 million (US$182.0 million), as a result of 8.0% higher sales volumes, partially offset by 0.1% lower real average prices.

**Operating Income** increased 5.4% to Ch$27,600 million (US$63.1 million), mainly as a result of higher revenues, partially offset by higher cost of goods sold and higher SG&A expenses. **Cost of goods sold** increased 14.4% to Ch$29,285 million (US$66.9 million), mainly due to higher direct unit costs as a consequence of higher raw materials costs and a higher mix of premium and one-way products, as well as increased energy costs and depreciation. As a percentage of sales, cost of goods sold increased from 34.6% to 36.8%. **SG&A** expenses increased 2.9% to Ch$22,791 million (US$52.1 million), mainly as result of higher transportation and personnel expenses, partially offset by a lower investment in marketing. As a percentage of sales, SG&A expenses reached 28.6%, 1.4 percentage points lower than in Q1'07. As a consequence, the operating margin decreased from 35.4% to 34.6%.

**EBITDA** increased 6.7% to Ch$33,191 million (US$75.8 million), while the EBITDA margin was 41.7% of sales, 0.4 percentage points lower than in Q1'07.

**Comments** Sales volumes had a very positive performance, with an 8.0% increase. The premium segment stood out, continuing with double digit growth in volumes, in spite of a nominal price increase of 4% during the quarter. Higher raw materials and energy costs represented approximately 100 basis points of the operating result of this business segment.



On March 24th, the National Economic Prosecutor notified the subsidiary Cervecera CCU Chile Ltda. (CCU Chile) of a complaint submitted before the Free Competition Defense Court based on the charge of abuse of its dominant position, evidenced by exclusivity clauses imposed on hotels, restaurants, pubs, bars and discotheques, prohibiting the commercialization of beers produced by its competitors. The complaint requested that CCU Chile be fined the maximum permitted by Chilean Antitrust Laws of 20,000 ATU, equivalent to approximately US$19 million, or a fine that the court considers appropriated. On April 16th, CCU Chile filed its reply, citing economic and juridical arguments in virtue of which the complaint shall not be admitted. A copy of this presentation can be found in the web site www.tdlc.cl. As of March 31 2008, the company has not made any provision in its financial statements related to this case.

## *BEER ARGENTINA*

- ***Revenues*** increased 4.3% to Ch$22,171 million (US$50.7 million), due to 13.8% higher sales volumes, partially offset by 8.8% lower average prices, measured in Chilean pesos. The results of this business segment converted to Chilean pesos are lower than Argentine pesos or US dollars due to inflation and exchange rate variations during the quarter. In US dollar terms, revenues grew 38.9% and prices, 24.4%.

- ***Operating Income*** decreased 5.5% from Ch$3,023 million (US$6.9 million) in Q1'07 to Ch$2,856 million (US$6.5 million) in Q1'08. The results in Chilean pesos are lower because the 2007 figures were converted at the exchange rate of March 2007, then they were adjusted by the Chilean inflation rate of the last twelve months and those figures are compared with figures obtained this year, which were converted to Chilean pesos at a lower exchange rate. As a consequence, the operating income in US dollar terms increased 24.4%, as a result of higher sales volumes, partially offset by higher cost of goods sold and SG&A expenses. ***Cost of goods sold*** in US dollar terms increased 47.0%, mainly due to higher raw materials costs, higher sales volumes of Heineken and Budweiser, as well as a higher mix of one-way products, additional costs associated with the contract for production at the Luján brewery and higher personnel and energy costs. As a percentage of sales, in Chilean pesos, cost of goods sold increased from 46.0% to 48.7%. ***SG&A*** expenses, in US dollar terms, increased 34.7%, mainly due to higher distribution expenses, higher marketing investment and higher personnel expenses. However, as a percentage of sales, in Chilean pesos, SG&A expenses decreased from 39.8% to 38.4%, as a result of the dilution of some fixed expenses. As a consequence, the operating margin, in Chilean pesos, decreased from 14.2% in Q1'07 to 12.9% this quarter.

- ***EBITDA*** decreased 10.9% from Ch$4,658 million (US$10.6 million) to Ch$4,152 million (US$9.5 million) this quarter, while the EBITDA margin decreased 3.2



percentage points reaching 18.7%, compared with 21.9% in Q1'07. In US dollar terms EBITDA grew by 17.9%.

**Comments** On April 2nd, the subsidiary in Argentina, CICSA, bought the Argentine brewery ICSA, following the approval of the regulatory authorities. ICSA owns a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 millions hectoliters per year, and the Palermo, Bieckert and Imperial beer brands, which together represent approximately 5.8% of the Argentine beer market. As a consequence, beginning in the second quarter this operation will be consolidated. Worth mentioning that during the first three months of the year, Heineken and Budweiser have continued with their good performance, being the brands with the highest growth.

## SOFT DRINKS, NECTARS & MINERAL WATER (NON-ALCOHOLIC BEVERAGES)

**Revenues** increased 11.7% to Ch$54,453 million (US$124.4 million), due to 13.9% higher sales volumes, partially offset by 1.7% lower average real prices.

**Operating Income** increased 34.1% from Ch$6,916 million (US$15.8 million) in Q1'07 to Ch$9,273 million (US$21.2 million) this quarter, as a result of higher revenues, partially offset by higher costs of goods sold and SG&A expenses. **Cost of goods sold** increased 7.3% to Ch$24,104 million (US$55.1 million) mainly due to higher direct costs related to the higher sales volumes, as well as higher energy and personnel costs. As a percentage of sales, cost of goods sold decreased from 46.1% to 44.3% as a consequence of lower per unit direct costs mainly due to appreciation of the Chilean peso. **SG&A** expenses increased 8.8% to Ch$21,075 million (US$48.1 million), mainly due to higher transportation and personnel expenses, as well as marketing investment. As a percentage of sales, SG&A expenses decreased 1.0 percentage point from 39.7% to 38.7% during the quarter, as a consequence of the dilution of some fixed expenses. Accordingly, the operating margin increased from 14.2% in Q1'07 to 17.0% in Q1'08.

**EBITDA** increased 26.4% from Ch$9,428 million (US$21.5 million) in Q1'07 to Ch$11,921 million (US$27.2 million) in Q1'08. The EBITDA margin increased from 19.3% in Q1'07 to 21.9% this quarter.

**Comments** During the first quarter of 2008, volumes had a great performance in all categories: soft drinks increased 16.4%, mineral water and nectars grew by 9.4% and 8.3%, respectively. These good results are a consequence, on the one hand of the excellent execution at the point of sale due to the segmentation program "Plan Punto Máximo", and on the other hand, the favorable weather conditions during the quarter. In January, Ice Frut, a new fruit based beverage in a 400cc. plastic bottle, was launched.

## WINE

*Revenues* decreased 15.3% to Ch$15,989 million (US$36.5 million), due to lower export volumes from Chile and the Argentine subsidiary Finca La Celia, as well as lower prices associated with the Chilean operations, partially offset by higher volumes in the Chilean domestic market and higher prices of Finca La Celia.

*Operating Income* decreased Ch$854 million (US$2.0 million) from a gain of Ch$407 million (US$0.9 million) in Q1'07 to a loss of Ch$446 million (US$1.0 million) in Q1'08, explained by lower revenues, partially offset by lower cost of goods sold and SG&A expenses. *Cost of goods sold* decreased 14.5%, from Ch$12,501 million (US$28.6 million) in Q1'07 to Ch$10,691 million (US$24.4 million) this quarter, mainly explained by lower sales volumes. As a percentage of sales, cost of goods sold increased slightly from 66.2% to 66.9%. *SG&A* expenses decreased 3.6% to Ch$5,744 million (US$13.1 million), mainly due to lower marketing investment, partially offset by higher personnel and transportation expenses. As a percentage of sales, SG&A expenses increased from 31.6% to 35.9% this quarter. Accordingly, the operating margin decreased from a positive 2.2% in Q1'07 to a negative 2.8% in Q1'08.

*EBITDA* decreased Ch$1,061 million (US$2.4 million) to Ch$833 million (US$1.9 million), while the EBITDA margin decreased 4.8 percentage points, from 10.0% to 5.2%.

*Comments* The profitability of this segment was affected by the lower volumes from Chilean exports and the operations of Finca La Celia, in addition to the strong appreciation of the Chilean peso versus the US dollar of 14.2% or Ch$76.70 in relation to the average US dollar of the first quarter last year. Lower export volumes are partially due to a decrease in the sales of lower priced wines, reflected in 14.9% higher average export prices in US dollar terms during the quarter, as a result of the winery's focus on more premium wines. VSP will continue focusing on distribution, brand equity creation, winemaking and innovation in order to cope with the challenging business environment.

## SPIRITS

*Revenues* increased 9.1% to Ch$7,910 million (US$18.1 million), due to 9.1% higher volumes and stable average prices. The volume growth is explained by the sales of Sierra Morena rum, which was launched in May 2007.

*Operating Income* improved 77.8%, or Ch$337 million (US$0.8 million), from Ch$433 million (US$1.0 million) to Ch$770 million (US$1.8 million) in Q1'08, mainly due to higher revenues and lower cost of goods sold, partially offset by higher SG&A expenses. *Cost of goods sold* decreased 4.1% to Ch$3,930 million



(US$9.0 million) in Q1'08, mainly due to lower direct and transportation costs, explained by the commencement of production of the new Ovalle plant, in the fourth quarter of 2007. As a percentage of sales, cost of goods sold decreased 6.8 percentage points from 56.5% to 49.7%. **SG&A** expenses increased 18.1% to Ch$3,211 million (US$7.3 million) in Q1'08, mainly due to higher marketing investment, higher transportation expenses and depreciation. As a percentage of sales, SG&A expenses increased from 37.5% to 40.6%. Accordingly, the operating margin improved from 6.0% in Q1'07 to 9.7% in Q1'08.

***EBITDA*** increased 53.1%, or Ch$442 million (US$1.0 million), from Ch$832 million (US$1.9 million) in Q1'07 to Ch$1,275 million (US$2.9 million) in Q1'08, while the EBITDA margin improved 4.6 percentage points from 11.5% to 16.1%.

***Comments*** During this quarter, the profitability of this segment continued improving as a consequence of CPCh's focus on premium products and cocktails, in addition to Sierra Morena rum, launched in May 2007, which has had an excellent performance, reaching a 12% market share during this quarter according to ACNielsen. Additionally, the new production facility in Ovalle started operations, which implies important savings.

(Three exhibits to follow)



**Exhibit 1: Income Statement (First Quarter 2008)**

|  | Ch$ millions | | US$ millions (1) | | |
|  | Q1'08 | Q1'07 | Q1'08 | Q1'07 | % Change |
|---|---|---|---|---|---|
| Net sales | 183,476 | 172,753 | 419.2 | 394.7 | 6.2% |
| Cost of goods sold | (80,781) | (76,037) | (184.6) | (173.7) | 6.2% |
| % of sales | 44.0% | 44.0% | 44.0% | 44.0% |  |
| Gross profit | 102,696 | 96,715 | 234.6 | 221.0 | 6.2% |
| % of sales | 56.0% | 56.0% | 56.0% | 56.0% |  |
| SG&A | (61,778) | (59,050) | (141.1) | (134.9) | 4.6% |
| % of sales | 33.7% | 34.2% | 33.7% | 34.2% |  |
| Operating income | 40,918 | 37,666 | 93.5 | 86.1 | 8.6% |
| % of sales | 22.3% | 21.8% | 22.3% | 21.8% |  |
| Non-operating result |  |  |  |  |  |
| Financial income | 936 | 963 | 2.1 | 2.2 | -2.8% |
| Equity in NI of rel. companies | (189) | (63) | (0.4) | (0.1) | 199.2% |
| Other non-operating income | 791 | 503 | 1.8 | 1.1 | 57.3% |
| Amortization of goodwill | (658) | (724) | (1.5) | (1.7) | -9.1% |
| Interest expenses | (2,313) | (2,101) | (5.3) | (4.8) | 10.1% |
| Other non-operating expenses | (592) | (1,580) | (1.4) | (3.6) | -62.6% |
| Price level restatement | 116 | (85) | 0.3 | (0.2) | NM |
| Currency exchange result | (1,392) | 87 | (3.2) | 0.2 | NM |
| Total | (3,300) | (3,001) | (7.5) | (6.9) | 10.0% |
| Income before taxes | 37,617 | 34,665 | 85.9 | 79.2 | 8.5% |
| Income taxes | (4,342) | (6,878) | (9.9) | (15.7) | -36.9% |
| Tax rate | 11.5% | 19.8% | 11.5% | 19.8% |  |
| Minority interest | (592) | (274) | (1.4) | (0.6) | 116.1% |
| Amort. of negative goodwill | 12 | 14 | 0.0 | 0.0 | -17.9% |
| Net income | 32,695 | 27,527 | 74.7 | 62.9 | 18.8% |
| % of sales | 17.8% | 15.9% | 17.8% | 15.9% |  |
| Earnings per share | 102.65 | 86.43 | 0.23 | 0.20 | 18.8% |
| Earnings per ADR | 513.26 | 432.13 | 1.17 | 0.99 |  |
| Weighted avg. shares (millions) | 318.5 | 318.5 | 318.5 | 318.5 |  |
| Depreciation | 11,699 | 11,220 | 26.7 | 25.6 | 4.3% |
| Amortization | 129 | 155 | 0.3 | 0.4 | -16.8% |
| EBITDA | 52,746 | 49,041 | 120.5 | 112.0 | 7.6% |
| % of sales | 28.7% | 28.4% | 28.7% | 28.4% |  |
| Capital expenditures | 14,919 | 8,955 | 34.1 | 20.5 | 66.6% |

(1) Exchange rate: US$1.00 = Ch$437.71



**Exhibit 2:  Segment Information - First Quarter 2008**

| | Beer - Chile 2008 | Beer - Chile 2007 | Beer - Argentina 2008 | Beer - Argentina 2007 | Soft Drinks & Min Water 2008 | Soft Drinks & Min Water 2007 | Wine 2008 | Wine 2007 | Spirits 2008 | Spirits 2007 | Others 2008 | Others 2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **OPERATING RESULTS** | | | | | | | | | | | | |
| (all figures in Ch$ millions) | | | | | | | | | | | | |
| Revenues | | | | | | | | | | | | |
| Core products | 78,638 | 72,896 | 21,897 | 21,085 | 54,243 | 48,461 | 14,918 | 17,492 | 7,818 | 7,165 | 3,277 | 2,686 |
| Other products | 1,038 | 1,024 | 274 | 176 | 210 | 303 | 1,070 | 1,377 | 92 | 86 | 0 | 0 |
| Total | 79,676 | 73,920 | 22,171 | 21,261 | 54,453 | 48,764 | 15,989 | 18,870 | 7,910 | 7,252 | 3,277 | 2,686 |
| % change | 7.8% | | 4.3% | | 11.7% | | -15.3% | | 9.1% | | 22.0% | |
| Cost of sales | (29,285) | (25,592) | (10,792) | (9,784) | (24,104) | (22,470) | (10,691) | (12,501) | (3,930) | (4,100) | (1,978) | (1,591) |
| % of sales | 36.8% | 34.6% | 48.7% | 46.0% | 44.3% | 46.1% | 66.9% | 66.2% | 49.7% | 56.5% | 60.4% | 59.3% |
| SG&A | (22,791) | (22,154) | (8,523) | (8,454) | (21,075) | (19,378) | (5,744) | (5,962) | (3,211) | (2,719) | (434) | (383) |
| % of sales | 28.6% | 30.0% | 38.4% | 39.8% | 38.7% | 39.7% | 35.9% | 31.6% | 40.6% | 37.5% | 13.3% | 14.2% |
| Operating profit | 27,600 | 26,174 | 2,856 | 3,023 | 9,273 | 6,916 | (446) | 407 | 770 | 433 | 865 | 712 |
| % change | 5.4% | | -5.5% | | 34.1% | | NM | | 77.8% | | 21.5% | |
| % of sales | 34.6% | 35.4% | 12.9% | 14.2% | 17.0% | 14.2% | -2.8% | 2.2% | 9.7% | 6.0% | 26.4% | 26.5% |
| Depreciation | 5,584 | 4,938 | 1,285 | 1,593 | 2,648 | 2,512 | 1,179 | 1,385 | 494 | 393 | 509 | 400 |
| Amortization | 7 | 5 | 11 | 42 | - | - | 100 | 101 | 11 | 7 | - | - |
| EBITDA | 33,191 | 31,117 | 4,152 | 4,658 | 11,921 | 9,428 | 833 | 1,893 | 1,275 | 832 | 1,373 | 1,112 |
| % change | 6.7% | | -10.9% | | 26.4% | | -56.0% | | 53.1% | | 23.5% | |
| % of sales | 41.7% | 42.1% | 18.7% | 21.9% | 21.9% | 19.3% | 5.2% | 10.0% | 16.1% | 11.5% | 41.9% | 41.4% |

| | Beer - Chile 2008 | Beer - Chile 2007 | Beer - Argentina* 2008 | Beer - Argentina* 2007 | Soft Drinks & Min Water 2008 | Soft Drinks & Min Water 2007 | Wine*** 2008 | Wine*** 2007 | Spirits 2008 | Spirits 2007 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOLUMES & PRICING** | | | | | | | | | | |
| | | | | | Total** | | Total | | | |
| Volume (HLs) | 1,567,791 | 1,451,484 | 869,267 | 763,649 | 1,721,822 | 1,512,331 | 181,434 | 191,802 | 43,106 | 39,526 |
| % change | 8.0% | | 13.8% | | 13.9% | | -5.4% | | 9.1% | |

Soft Drinks
| 1,145,973 | 984,550 |
| 16.4% | |

Chile - Domestic
| 101,994 | 96,714 |
| 5.5% | |

Nectars
| 167,019 | 154,199 |
| 8.3% | |

Chile Bottled Exports
| 70,679 | 83,764 |
| -15.6% | |

Mineral Water
| 408,831 | 373,582 |
| 9.4% | |

Argentina
| 8,761 | 11,324 |
| -22.6% | |

\*  Volumes include exports of 70,030 HL (15,037 HL to Chile) and 47,966 HL (12,967 HL to Chile) in Q1'08 and Q1'07 respectively.

\*\*  In unit cases, sales from the soft drink and mineral water segment totaled 30.3 million and 26.6 million in Q1'08 and Q1'07, respectively.

\*\*\*  Volumes do not include bulk volumes of 27,454 HL (19,960 HL from Chile exports and 7,495 HL from Argentina) and 26,250 HL (19,340 HL from Chile exports and 6,910 HL from Argentina) in Q1'08 and Q1'07 respectively.

| | Beer - Chile 2008 | Beer - Chile 2007 | Beer - Argentina 2008 | Beer - Argentina 2007 | Total 2008 | Total 2007 | Total 2008 | Total 2007 | Spirits 2008 | Spirits 2007 |
|---|---|---|---|---|---|---|---|---|---|---|
| Price (Ch$ / HL) | 50,158 | 50,222 | 25,191 | 27,611 | 31,503 | 32,044 | 82,224 | 91,200 | 181,366 | 181,282 |
| % change (real) | -0.1% | | -8.8% | | -1.7% | | -9.8% | | 0.0% | |

Soft Drinks
| 30,971 | 31,533 |
| -1.8% | |

Chile - Domestic
| 56,120 | 58,224 |
| -3.6% | |

Nectars
| 44,597 | 45,801 |
| -2.6% | |

Chile Bottled Exports
| 116,283 | 126,944 |
| -8.4% | |

Mineral Water
| 27,647 | 27,711 |
| -0.2% | |

Argentina
| 111,356 | 108,445 |
| 2.7% | |



**Exhibit 3: Balance Sheet**

| | Ch$ millions | | US$ millions (1) | | |
|---|---|---|---|---|---|
| | Mar 31-2008 | Mar 31-2007 | Mar 31-2008 | Mar 31-2007 | % Change |
| **ASSETS** | | | | | |
| Cash & equivalents | 134,331 | 105,572 | 306.9 | 241.2 | 27.2% |
| Other current assets | 201,957 | 193,743 | 461.4 | 442.6 | 4.2% |
| Total current assets | 336,287 | 299,316 | 768.3 | 683.8 | 12.4% |
| PP&E, net | 392,511 | 371,665 | 896.7 | 849.1 | 5.6% |
| Other assets | 98,918 | 108,975 | 226.0 | 249.0 | -9.2% |
| TOTAL ASSETS | 827,717 | 779,955 | 1,891.0 | 1,781.9 | 6.1% |
| **LIABILITIES & STOCKHOLDERS' EQUITY** | | | | | |
| Short-term debt (2) | 7,015 | 36,973 | 16.0 | 84.5 | -81.0% |
| Other current liabilities | 122,612 | 115,234 | 280.1 | 263.3 | 6.4% |
| Total current liabilities | 129,627 | 152,207 | 296.1 | 347.7 | -14.8% |
| Long-term debt (2) | 152,991 | 126,988 | 349.5 | 290.1 | 20.5% |
| Other long-term liabilities | 63,515 | 48,090 | 145.1 | 109.9 | 32.1% |
| Total long-term liabilities | 216,506 | 175,078 | 494.6 | 400.0 | 23.7% |
| Minority interest | 54,165 | 46,040 | 123.7 | 105.2 | 17.6% |
| Stockholders' equity | 427,418 | 406,630 | 976.5 | 929.0 | 5.1% |
| TOTAL LIABILITIES & STOCKHOLDERS' EQUITY | 827,717 | 779,955 | 1,891.0 | 1,781.9 | 6.1% |

**OTHER FINANCIAL INFORMATION**

| | | | | | |
|---|---|---|---|---|---|
| Cash & equivalents plus other liquid assets | 134,331 | 105,572 | 306.9 | 241.2 | 27.2% |
| Total financial debt | 160,007 | 163,961 | 365.6 | 374.6 | -2.4% |
| Net debt (3) | 25,676 | 58,388 | 58.7 | 133.4 | -56.0% |
| Liquidity ratio | 2.59 | 1.97 | | | |
| Debt / Capitalization | 0.25 | 0.27 | | | |

(1) Exchange rate: US$1.00 = Ch$437.71

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents plus other liquid assets